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                              January 23, 2024

       Yuyang Cui
       Chief Executive Officer
       GMTech Inc.
       45 Rockefeller Plaza, 21F
       New York, New York 10111

                                                        Re: GMTech Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 16,
2024
                                                            File No. 333-275887

       Dear Yuyang Cui:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Description of Business, page 18

   1. Please expand your disclosure to provide a detailed description of the AI-Development
                                                        Tool you intend to
develop.
       Notes to Consolidated Financial Statements, page F-8

   2. We note your response to prior comment 11, specifically bullet point 2 as it relates to your principal verses agent
considerations. Further, we note your disclosure on page 20 that 3 of your 4 service
contracts involved third-party IT service providers. In addition, we note your disclosure on page
F-8 that you pay a commission to an agent for sales obtained. We repeat our prior
comment to tell us and disclose in sufficient detail your principal verses agent considerations
for these contracts. Refer to FASB ASC 606-10-55-36 through 55-
                                                        40, and specifically
55-38.
 Yuyang Cui
GMTech Inc.
January 23, 2024
Page 2
Exhibits to Registration Statement, page II-2

3.     Please file your auditor's consent in the next amendment.
       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNameYuyang Cui
                                                            Division of
Corporation Finance
Comapany NameGMTech Inc.
                                                            Office of
Technology
January 23, 2024 Page 2
cc:       Vic Devlaeminck
FirstName LastName